UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Holdings Limited Announces Official Rollout of E-Commerce Segment

On November 5, 2025 New York Time, Santech Holdings Ltd. (“Santech” or the “Company”) (NASDAQ: STEC) today announced the official rollout of its e-commerce segment. Following the completion of a beta testing phase, the Company has now commenced full-scale operations. Through its wholly owned subsidiaries, Santech’s e-commerce business will initially operate under a resale model, offering high-demand products such as consumer electronics. The business will first target major North American marketplaces, including Amazon. Santech plans to begin scaling its e-commerce operations before the end of 2025 and intends to drive long-term growth through a range of initiatives, including, but not limited to, introducing additional product categories, expanding to new marketplaces, launching private-label products, and forming manufacturer and/or wholesale partnerships in 2026. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated November 5, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited.

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: November 5, 2025 New York Time